UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)


                   Under the Securities Exchange Act of 1934
                            (Amendment No.   3   )*
                                           -----

                      Crown Central Petroleum Corporation
 -----------------------------------------------------------------------------
                               (Name of Issuer)

                             Class B Common Stock
 -----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    228219
                 --------------------------------------------
                                (CUSIP Number)

                             Alan G. Choate, Esq.
                     Vice President--Law, General Counsel
                  American Trading and Production Corporation
   The Blaustein Building, One North Charles St., Baltimore, Maryland  21201
                                (410)-347-7007
 -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 30, 1998
                 --------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box   .

     Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

































                                  -2-

                                 SCHEDULE 13D


CUSIP No.     228219
              ------


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           American Trading and Production Corporation
           52-0225924

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) x

                                                                      (b)

    3      SEC USE ONLY


    4      SOURCE OF FUNDS

           N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Maryland

                    7   SOLE VOTING POWER
    NUMBER OF
      SHARES                              0
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY
       EACH                               0
    REPORTING
      PERSON        9   SOLE DISPOSITIVE POWER
       WITH
                                          0
                   10   SHARED DISPOSITIVE POWER

                                          0

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          0

    14     TYPE OF REPORTING PERSON

                                          CO































                                   -2-

                                 SCHEDULE 13D


CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         ATAPCO, Inc.
         51-039540

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

         N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Delaware

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 0
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  0
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  0
                  10  SHARED DISPOSITIVE POWER

                                           0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         0

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           0

  14     TYPE OF REPORTING PERSON

                                           CO





























                                 SCHEDULE 13D


CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Barbara B. Hirschhorn

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

         N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 2,257
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  10,410
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  2,257
                  10  SHARED DISPOSITIVE POWER

                                           10,410

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           12,667

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           0.24

  14     TYPE OF REPORTING PERSON

                                           IN































                                 SCHEDULE 13D

CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Elizabeth B. Roswell

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                 N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 2,256
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  10,410
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  2,256
                  10  SHARED DISPOSITIVE POWER

                                           10,410

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           12,666
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           .24
  14     TYPE OF REPORTING PERSON

                                           IN



































                                 SCHEDULE 13D


CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         IDENTIFICATION NOS. OF ABOVE PERSONS

         Ruth R. Marder

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                 N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 908
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  0
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  908
                  10  SHARED DISPOSITIVE POWER

                                           0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           908
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           .017
  14     TYPE OF REPORTING PERSON

                                           IN



































                                 SCHEDULE 13D

CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         IDENTIFICATION NOS. OF ABOVE PERSONS

         Henry A. Rosenberg, Jr.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                       N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 239,961
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  0
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  239,961
                  10  SHARED DISPOSITIVE POWER

                                           0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           239,961
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           4.58
  14     TYPE OF REPORTING PERSON

                                           IN



































                                 SCHEDULE 13D

CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Judith R. Hoffberger

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                 N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 419
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  0
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  419
                  10  SHARED DISPOSITIVE POWER

                                           0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           419
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           .008
  14     TYPE OF REPORTING PERSON

                                           IN



































                                 SCHEDULE 13D

CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Louis B. Thalheimer

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                       N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 0
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  68
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  0
                  10  SHARED DISPOSITIVE POWER

                                           68

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           68
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           .001
  14     TYPE OF REPORTING PERSON

                                           IN



































                                 SCHEDULE 13D

CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Marjorie T. Coleman

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                 N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 0
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  68
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  0
                 10   SHARED DISPOSITIVE POWER

                                           68

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           68
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           .001
  14     TYPE OF REPORTING PERSON

                                           IN



































                                 SCHEDULE 13D

CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Elizabeth T. Wachs

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                 N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 0
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  68
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  0
                 10   SHARED DISPOSITIVE POWER

                                           68

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           68
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           .001
  14     TYPE OF REPORTING PERSON

                                           IN



































                                 SCHEDULE 13D

CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Edward L. Rosenberg

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                 N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 37,079
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  0
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  37,079
                 10   SHARED DISPOSITIVE POWER

                                           0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           37,079
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           .71
  14     TYPE OF REPORTING PERSON

                                           IN



































                                 SCHEDULE 13D

CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Frank B. Rosenberg

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                 N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 42,587
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  0
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  42,587
                 10   SHARED DISPOSITIVE POWER

                                           0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           42,587
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           .81
  14     TYPE OF REPORTING PERSON

                                           IN



































                                 SCHEDULE 13D

CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Jeffrey A. Hoffberger

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

         N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 175
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  0
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  175
                 10   SHARED DISPOSITIVE POWER

                                           0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           175
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           .003
  14     TYPE OF REPORTING PERSON

                                           IN



































                                 SCHEDULE 13D

CUSIP No.     228219
              ------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Russell J. Hoffberger

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) x

                                                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                 N/A

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

                  7   SOLE VOTING POWER
   NUMBER OF
    SHARES                                 175
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY
     EACH                                  0
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                                  175
                 10   SHARED DISPOSITIVE POWER

                                           0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           175
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           .003
  14     TYPE OF REPORTING PERSON

                                           IN



































         American Trading and Production Corporation ("American Trading"), ATAPCO, Inc. ("ATAPCO"), and the other undersigned persons who, together with American Trading and ATAPCO, make up the ATAPCO Group (the "Group") hereby file this third and final amendment to the Schedule 13D filed February 14, 1992 ("the "Schedule 13D"), as amended on July 1, 1998 (the "First Amended
Schedule 13D") and December 18, 1998 (the "Second Amended Schedule 13D"), with respect to the Class B Common Stock, $5.00 par value per share (the "Crown Class B Common Stock"), of Crown Central Petroleum Corporation, a Maryland corporation ("Crown Central"), which has its principal executive offices at One North Charles Street, Baltimore, Maryland, 21201. All of the information set forth herein is given as of December 31, 1998 prior to the Reorganization.

         Items 2, 4, 5, 6 and 7 of the Second Amended Schedule 13D are amended as set forth below.

Item 2.  Identity and Background

         (a)-(c) This amendment is filed on behalf of the Group, which consists of the persons listed in the Schedule 13D, the First Amended
Schedule 13D and the Second Amended Schedule 13D. The current Group members are as denoted on the following list. If no address is given, the person's business address is c/o American Trading and Production Corporation, One North Charles Street, Baltimore, Maryland 21201. All of the information set forth in this Item 2 is given as of December 31, 1998 prior to the Reorganization.

         A. American Trading has its principal offices at One North Charles Street, Baltimore, Maryland 21201. American Trading and its subsidiaries are engaged in oil and gas exploration, production and marketing; real estate ownership, management and development; and office products and commercial sound and communications products manufacturing and distribution.

         The names of the executive officers (including officers in charge of principal business units, divisions and functions and officers who perform policy-making functions) and directors of American Trading, their business or residence addresses, their present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth below. If no business or residence address is given, the executive officer's or director's business address is American Trading and Production Corporation, One North Charles Street, Baltimore, Maryland 21201.

Louis B. Thalheimer             Chairman of the Board, Chief Executive Officer
                                and Director of American Trading and Chairman of the Board, Chief Executive Officer and
                                Director of ATAPCO

Hans Fristedt                   President, Chief Operating Officer and
                                Director of American Trading and President of
                                ATAPCO


Sanford V. Schmidt              Senior Vice President and Chief Administrative
                                Officer of American Trading

Alan G. Choate                  Vice President - Law, Assistant Secretary and
                                General Counsel of American Trading and
                                Secretary and Director of ATAPCO


Daniel B. Hirschhorn            Vice President and Controller and Director of
                                American Trading and Vice President and
                                Director of ATAPCO


G. Henry Koether                Vice President and Treasurer of American
                                Trading and Treasurer and Director of ATAPCO


Gary Yeldezian                  Vice President, Senior Corporate Counsel,
                                Assistant Secretary of American Trading


Barry L. Miller                 Vice President - Taxation of American Trading


Kenneth L. Cation               President, Security and Communications Group
                                of American Trading


Albert E. Fontenot, Jr.         President, Office Products Group North America
                                of American Trading


Alan E. Kerry                   President of American Trading Real Estate
                                Properties, Inc. and American Trading Real
                                Estate Company, Inc.

Tommie E. Yates                 Vice President and General Manager, Oil and
7676 Hillmont, Suite 350        Gas Division of American Trading
Houston, TX  77040


Susan B. Berlow                 Director of American Trading; Self- Employed
9 East Melrose Street           Journalist and Composer
Chevy Chase, MD  20815

John S. Graham,  III            Director of American Trading; Partner,
Akin, Gump, Strauss, Hauer      Akin, Gump, Strauss, Hauer
   & Feld, L.L.P.                  & Feld, L.L.P.
133 New Hampshire Ave., N.W.    133 New Hampshire Ave., N.W.
Suite 400                       Suite 400
Washington, D.C. 20003          Washington, D.C. 20003



David B. Hirschhorn             Director of American Trading; retired


William E. Mayer                Director of American Trading; Partner,
500 Park Avenue, Suite 510      Development Capital, LLC, New York NY
New York, NY  10022



Malcolm S. McDonald             Director of American Trading; retired
First Union National Bank
7 North 8th Street
Richmond, VA  23219


Edward L. Rosenberg             Director of American Trading
Crown Central Petroleum
  Corporation, Blaustein
  Building
One North Charles Street
Baltimore, MD  21203

Henry A. Rosenberg, Jr.         Director of American Trading and Director of
Crown Central Petroleum         ATAPCO; Chairman of the Board, President,
Corporation,                    Chief Executive Officer, Chief Operating
  Blaustein Building            Officer and Director of Crown Central
One North Charles Street        Petroleum Corporation
Baltimore, MD  21203



Robert A. Roswell               Director of American Trading; Co-Owner of
9009 Reisterstown Road          Systems Source, Baltimore Maryland
Baltimore, Maryland  21200

Joshua Wachs                    Director of American Trading; Regional Desk
DNC Political Department        Director, Political Department, Democratic
499 South Capital Street, S.E.  National Committee
Suite 104
Washington, D.C.  20003


         B. ATAPCO has its principal offices at 220 Continental Drive, Suite 103, Newark, Delaware 19713 and is a wholly-owned subsidiary of American Trading. ATAPCO is a holding company which holds the publicly traded securities owned by American Trading. The executive officers (including officers in charge of principal business units, divisions and functions and officers who perform policy-making functions) and directors of ATAPCO, their business or residence addresses, their present principal occupation or employment and their name, principal business and address of any corporation or other organization in which such employment is conducted are set forth below. If no business or residence address is given, the executive officer or director's business address is c/o American Trading and Production Corporation, One North Charles Street, Baltimore, Maryland 21201.

    Louis B. Thalheimer                    Chairman of the Board, Chief
                                           Executive Officer and Director of
                                           ATAPCO and Chairman of the Board,
                                           Chief Executive Officer and
                                           Director of American Trading



    Hans Fristedt                          President of ATAPCO and
                                           President, Chief Operating
                                           Officer and Director of American
                                           Trading

    Daniel B. Hirschhorn                   Vice President and Director of
                                           ATAPCO and Vice President and
                                           Controller and Director of
                                           American Trading

    Alan G. Choate                         Secretary and Director of ATAPCO
                                           and Vice President - Law,
                                           Assistant Secretary and General
                                           Counsel of American Trading


    G. Henry Koether                       Treasurer and Director of ATAPCO
                                           and Vice President and Treasurer
                                           of American Trading



    Henry A. Rosenberg, Jr.                Director of ATAPCO and Director
    Crown Central Petroleum Corporation,   of American Trading; Chairman of
      Blaustein Building                   the Board, President, Chief
    One North Charles Street               Executive Officer, Chief
    Baltimore, MD  21203                   Operating Officer and Director of
                                           Crown Central Petroleum
                                           Corporation

















C.  Barbara B. Hirschhorn                  Not applicable



D.  Elizabeth B. Roswell                   Not applicable


E.  Ruth R. Marder                         Not applicable



F.  Henry A. Rosenberg, Jr.                Chairman of the Board, President,
    Crown Central Petroleum Corporation,   Chief Executive Officer, Chief
      Blaustein Building                   Operating Officer and Director of
    One North Charles Street               Crown Central Petroleum
    Baltimore, MD  21203                   Corporation


G.  Judith R. Hoffberger                   Not applicable


H.  Louis B. Thalheimer                    Chairman of the Board, Chief
                                           Executive Officer and Director of
                                           American Trading


I.  Majorie T. Coleman                     Not applicable


J.  Elizabeth T. Wachs                     Not applicable


K.  Edward L. Rosenberg                    Director of American Trading
    Crown Central Petroleum Corporation,
       Blaustein Building
    One North Charles Street
    Baltimore, MD  21203


L.  Frank B. Rosenberg                     Senior Vice-President Marketing
    Crown Central Petroleum Corporation,   of Crown Central Petroleum
       Blaustein Building                  Corporation
    One North Charles Street
    Baltimore, MD  21203

M.  Jeffrey A. Hoffberger                  Self-Employed Sound Engineer














N.  Russell J. Hoffberger                  Laundry Service Route Supervisor,
                                           North Kingstown, Rhode Island


         (d)-(e) During the last five years, none of the American Trading or ATAPCO executive officers, directors or Group members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

         (f) American Trading is a Maryland corporation and ATAPCO is a Delaware corporation. Except for Hans Fristedt, who is a citizen of Sweden, all of the American Trading executive officers, directors and Group members are citizens of the United States of America.

Item 4.  Purpose of Transaction

         All of the information set forth in this Item 4 is given as of December 31, 1998 prior to the Reorganization.

         On December 8, 1998, American Trading, ATAPCO, American Trading Real Estate Company, Inc. ("ATRECO") and Gateway Gathering and Marketing Company ("Gateway") entered into an Agreement and Plan of Reorganization (as amended on December 29, 1998 and December 30, 1998, the "Reorganization Agreement"), pursuant to which, among other things, the assets and liabilities of American Trading will be divided among ATAPCO, ATRECO, Gateway and two limited liability companies to be owned by ATAPCO, ATRECO and Gateway, and ATAPCO, ATRECO and Gateway will become independent entities owned by separate groups of stockholders. On December 30, 1998, the unanimous written consent of the American Trading stockholders was obtained for the transactions contemplated by the Reorganization Agreement (collectively, the "Reorganization").

         As a result of the Reorganization (i) stockholders of American Trading designated as members of the ATAPCO Stockholder Group in the Reorganization Agreement will become the sole stockholders of ATAPCO, (ii) stockholders of American Trading designated as members of the ATRECO Stockholder Group in the Reorganization Agreement will become the sole stockholders of ATRECO and (iii) stockholders of American Trading designated as members of the Gateway Stockholder Group in the Reorganization Agreement will become the sole stockholders of Gateway. Therefore, each of the stockholders of American Trading prior to the Reorganization will become stockholders of only one of ATAPCO, ATRECO or Gateway after the Reorganization.

         The American Trading stockholders who will become (pursuant to the Reorganization Agreement) stockholders of Gateway as a result of the Reorganization are all trusts for the benefit of Henry A. Rosenberg, Jr. and members of his immediate family, trusts for the benefit of Ruth R. Marder and members of her immediate family and trusts for the benefit of Judith A. Hoffberger and members of her immediate family. The Trustees of the majority of these trusts are Henry A. Rosenberg, Jr., Ruth R. Marder and Judith R. Hoffberger. A few of these trusts have as trustees Henry A. Rosenberg, Jr.,


Barbara B. Hirschhorn and First Union National Bank ("First Union"), a national banking association. Certain beneficiaries of these trusts -- Henry A. Rosenberg, Jr., Ruth R. Marder, Edward L. Rosenberg, Jr., Frank B. Rosenberg, Jeffrey Hoffberger and Russell Hoffberger -- are members of the Group on whose behalf this Amendment No. 3 to the Schedule 13D is being filed.

         This is the final Schedule 13D Amendment for the Group. Although after the Reorganization certain members of the Group will continue their beneficial ownership of shares of Crown Class B Common Stock, the Group will no longer exist. After the Reorganization a new group
(the"Gateway Group"), which is expected to consist of Gateway, Rosemore Holdings, Inc. (the Gateway subsidiary holding all of Gateway's shares of Crown Central stock), Ruth R. Marder, Henry A. Rosenberg, Jr., Judith R. Hoffberger, Edward L. Rosenberg, Frank B. Rosenberg, Jeffrey A. Hoffberger and Lisa J. Bertelsen, is expected to file a Schedule 13D with respect to the Gateway Group's ownership of the Crown Class B Common Stock and a Schedule 13D with respect to the Gateway Group's ownership of shares of Class A Common Stock, $5.00 par value per share, of Crown Central ("Crown Class A Common Stock").

         Certain members of the Group will not be a part of the Gateway Group after the Reorganization and will no longer have any Schedule 13D filing obligations. These members are as follows: American Trading (which will cease to exist after the Reorganization), ATAPCO, Barbara B. Hirschhorn, Elizabeth B. Roswell, Louis B. Thalheimer, Marjorie T. Coleman, Elizabeth T. Wachs and Russell J. Hoffberger.

         In connection with the Reorganization, Gateway will receive, among other things, American Trading's controlling interest in Crown Central. The controlling interest Gateway will receive in Crown Central, which is held by a subsidiary of Gateway, consists of approximately 591,629 shares (or approximately 11.3% of the issued and outstanding) of Crown Class B Common Stock as well as approximately 2,366,526 shares (or approximately 49.1% of the issued and outstanding) of Crown Class A Common Stock. The holders of Crown Class B Common Stock are entitled to one-tenth vote per share and have the right to elect two directors. The holders of Crown Class A Common Stock are entitled to one vote per share and have the right to elect all directors other than those to be elected by the other classes of stock.

         The Reorganization Agreement provides that as soon as practicable after Crown Central releases its earnings for the three- and six-month periods ending on June 30, 1999 (the "Earnings Release"), an updated valuation of the shares of Crown Class B Common Stock and Crown Class A Common Stock will be calculated based on the average per share closing prices of the shares of Crown Class B Common Stock and Crown Class A Common Stock as reported on the American Stock Exchange over a 10 day period beginning on and including the first trading date following the issuance by Crown Central of its Earnings Release. In the event that this updated valuation of the shares of Crown Class B Common Stock and Crown Class A Common Stock is greater than the valuation calculated immediately prior to the effective time of the Reorganization (the "Effective Time"), each of ATAPCO, ATRECO and Gateway will be entitled to a percentage of that increase (as set forth in the Reorganization Agreement) and Gateway will pay to each of ATAPCO or ATRECO cash in amounts necessary to achieve that end. In the event that this updated valuation of the shares of the shares of Crown Class B Common Stock and Crown Class A Common Stock is less than the valuation of the Crown Central shares prepared immediately prior to the Effective Time, no party will be required to make any payment to any other party as a result of the change in the value of the Crown Central Common Stock.


Item 5.  Interest in Securities of the Issuer

         All of the information set forth in this Item 5 is given as of December 31, 1998 prior to the Reorganization.

         (a) In the aggregate, members the Group individually have beneficial ownership of 325,885 shares of Crown Class B Common Stock, which is 6.2% of the outstanding Crown Class B Common Stock.

         (b)  See Cover Pages, Items 7, 8, 9 and 10.

         Under the will of Alvin Thalheimer, First Union, a national banking association, is a trustee with Louis B. Thalheimer, Elizabeth T. Wachs and Marjorie T. Coleman of a trust (the "AT Trust") for the benefit of Mr. Thalheimer. Under the AT Trust, the trustees share voting and investment power over 68 shares of Crown Class B Common Stock held for the benefit of Mr. Thalheimer. First Union, the principal business of which is general banking and financial services, is located at 7 St. Paul Street, 2nd Floor, Baltimore, Maryland 21202.

         During the last five years, First Union has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (c) Except (i) as described herein, (ii) the acquisition of 108 shares by Henry A. Rosenberg, Jr. and the acquisition of 38 shares by Frank
B. Rosenberg through the Crown Central Petroleum Corporation Employees Savings Plan and the Crown Central Petroleum Corporation Employees Supplemental Savings Plan on November 6, 1998 at $10.3977 per share, (iii) the acquisition of 120 shares by Henry A. Rosenberg, Jr. and the acquisition of 42 shares by Frank B. Rosenberg through the Crown Central Petroleum Corporation Employees Savings Plan and the Crown Central Petroleum Corporation Employees Supplemental Savings Plan on December 4, 1998 at $9.3675 per share and (iv) the forfeiture by Edward L. Rosenberg upon his resignation from Crown Central on December 31, 1998 of 14,530 shares of Crown Class B Common Stock held pursuant to a performance vested restricted stock program, there were no Crown Class B Common Stock transactions effected during the past 60 days by the persons named in response to paragraph (a).

         (d)  None.

         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         All of the information set forth in this Item 6 is given as of December 31, 1998 prior to the Reorganization.

         All of the outstanding stock of American Trading is owned by the descendants of Louis Blaustein, and by trusts for the benefit of descendants of Louis Blaustein whose trustees are (with certain exceptions) descendants of Louis Blaustein or their spouses, many of whom also own shares of Crown Class B Common Stock. With American Trading and ATAPCO, those persons constitute the Group.

         Barbara B. Hirschhorn, Elizabeth B. Roswell and Nancy P. Blaustein are trustees under three trust agreements of Hilda K. Blaustein, each dated June 28, 1973 (the "HKB Trusts"), for the benefit of Mary Jane Blaustein, Barbara B. Hirschhorn and Elizabeth B. Roswell, respectively. Under the HKB Trusts, the trustees share voting and investment power over a total of 10,410 shares of Crown Class B Common Stock held for the benefit of Mrs. Blaustein and Mrs. Hirschhorn and Mrs. Roswell.



         Louis Blaustein's grandson, Henry A. Rosenberg, Jr., who is the Chairman, President and Chief Executive Officer and Chief Operating Officer of Crown, and a director of American Trading and a director of ATAPCO, individually owns 79,135 shares of Crown Class B Common Stock and owns options which, if exercised, would entitle him to acquire a further 160,826 shares of Crown Class B Common Stock. Henry A. Rosenberg Jr.'s sons, Edward
L. Rosenberg (the former Executive Vice President - Supply and Transportation of Crown and a director of American Trading) and Frank B. Rosenberg (Senior Vice President - Marketing of Crown) individually own 3,060 shares and 11,704 shares of Crown Class B Common Stock, respectively and individually own options which, if exercised, would entitle each of them to acquire a further 34,019 shares and 30,883 shares of Crown Class B Common Stock, respectively.

         Louis Blaustein's granddaughters, Ruth R. Marder and Judith R. Hoffberger individually own 908 and 419 shares, respectively, of Crown Class B Common Stock. Mrs. Hoffberger's sons, Jeffrey A. Hoffberger and Russell J. Hoffberger, each own 175 shares of Crown Class B Common Stock.

         In addition to serving as trustees of the HKB Trusts, Mr. Blaustein's sisters, Barbara B. Hirschhorn and Elizabeth B. Roswell, individually own 2,257 and 2,256 shares, respectively, of Crown Class B Common Stock. Mrs. Hirschhorn's husband, David Hirschhorn, is a director of American Trading.
Her son, Daniel Hirschhorn, is Vice President and Controller and a director of American Trading, and is a Vice President and a director of ATAPCO. Mrs. Roswell's son, Robert Roswell, is also a director of American Trading.

         Louis B. Thalheimer, Elizabeth T. Wachs and Marjorie T. Coleman are the children of Louis Blaustein's grandson, Herbert Thalheimer. Mr. Thalheimer is the Chairman of the Board and Chief Executive Officer of American Trading and is Chairman of the Board and Chief Executive Officer of ATAPCO. With First Union, Mr. Thalheimer, Mrs. Wachs and Mrs. Coleman are trustees of the AT Trust, was established for his benefit. See Item 5(b).

Item 7.  Material To Be Filed As Exhibits

     Exhibit 1 Composite Conformed Copy of the Agreement and Plan of Reorganization, dated as of December 8, 1998, and amended on December 29, 1998 and December 30, 1998, among American Trading, ATAPCO, ATRECO and Gateway.

     Exhibit 2 Agreement relating to the filing of joint acquisition statements as required by Rule 13d-(f).

     Exhibit 3   Powers of Attorney (previously filed; see Exhibit List).

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              AMERICAN TRADING AND PRODUCTION CORPORATION



December 31, 1998             By:  /s/ Louis B. Thalheimer
                              Name: Louis B. Thalheimer
                              Title: Chairman and Chief Executive Officer


 December 31, 1998            ATAPCO, Inc.


                              By:  /s/ Hans Fristedt
                              Name:  Hans Fristedt
                              Title:  President


 December 31, 1998            Barbara Hirschhorn*
                              Barbara Hirschhorn


 December 31, 1998            Elizabeth B. Roswell*
                              Elizabeth B. Roswell


 December 31, 1998            Ruth R. Marder*
                              Ruth R. Marder


 December 31, 1998            Henry A. Rosenberg, Jr.*
                              Henry A. Rosenberg, Jr.


 December 31, 1998            Judith R. Hoffberger*
                              Judith R. Hoffberger


 December 31, 1998            /s/ Louis B. Thalheimer
                              Louis B.  Thalheimer


 December 31, 1998            Marjorie T. Coleman*
                              Marjorie T. Coleman


 December 31, 1998            Elizabeth T. Wachs*
                              Elizabeth T. Wachs


 December 31, 1998            Edward L. Rosenberg*
                              Edward L. Rosenberg



 December 31, 1998            Frank B. Rosenberg*
                              Frank B. Rosenberg


 December 31, 1998            Jeffrey A. Hoffberger*
                              Jeffrey A. Hoffberger



 December 31, 1998            Russell J. Hoffberger*
                              Russell J. Hoffberger


                              /s/ Louis B. Thalheimer
                              *Louis B. Thalheimer
                              Attorney-in-fact








                                   EXHIBITS

Exhibit
Number      Description

1 Composite Conformed Copy of the Agreement and Plan of Reorganization, dated as of December 8, 1998, and amended on December 29, 1998 and December 30, 1998, among American Trading, ATAPCO, ATRECO and
            Gateway

2 Agreement relating to the filing of joint acquisition statements as required by Rule
            13a-l(f)

3           Powers of Attorney filed as Exhibit 2 to
            Schedule 13D filed with the Securities and Exchange Commission on February 14, 1992 with respect to Crown Class B Common Stock are incorporated herein by reference.














                                -27-